SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 31050; 812-14239

Capitala Finance Corp., et al.; Notice of Application

May 19, 2014

Agency: Securities and Exchange Commission (the "Commission").

Action: Notice of an application for an order under sections 6(c), 12(d)(1)(J), and 57(c) of the

Investment Company Act of 1940 ("Act") granting exemptions from sections 12(d)(1)(A), 18(a),

21(b), 57(a)(1) - (a)(3), and 61(a) of the Act; under section 57(i) of the Act and rule 17d-1 under

the Act to permit certain joint transactions otherwise prohibited by section 57(a)(4) of the Act;

and under section 12(h) of the Securities Exchange Act of 1934 ("Exchange Act") granting an

exemption from section 13(a) of the Exchange Act.

Applicants: Capitala Finance Corp. (the "Company"), CapitalSouth Partners Fund II Limited

Partnership ("Fund II SBIC"), CapitalSouth Partners F-II, LLC ("Fund II SBIC General

Partner"), CapitalSouth Partners SBIC Fund III, L.P. ("Fund III SBIC"), CapitalSouth Partners

SBIC F-III, LLC, ("Fund III SBIC General Partner"), CapitalSouth Partners Florida Sidecar

Fund I, L.P., ("Florida Sidecar"), CSP-Florida Mezzanine Fund I, LLC, ("CSP-Florida" together

with Fund II SBIC General Partner and Fund III SBIC General Partner, the "General Partners")

and Capitala Investment Advisors, LLC, ("Capitala Investment Advisors").

Summary of Application: Applicants request an order permitting the Company, a business

development company ("BDC") and its Subsidiaries (defined below) to operate effectively as

one company, specifically allowing them to: (1) engage in certain transactions with each other;

(2) invest in securities in which the other is or proposes to be an investor that would otherwise be

permitted if the Company and the Subsidiaries were one company; (3) be subject to modified consolidated asset coverage requirements for senior securities issued by a BDC and its small

business investment company ("SBIC") subsidiaries; and (4) file consolidated reports with the

Commission.

Filing Dates: The application was filed on November 19, 2013, and amended on March 31,

2014, and April 17, 2014. Applicants have agreed to file an amendment during the notice period,

the substance of which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 pm on June 9, 2014, and should

be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a

certificate of service. Hearing requests should state the nature of the writer's interest, the reason

for the request, and the issues contested. Persons who wish to be notified of a hearing may

request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090. Applicants, c/o Joseph B. Alala, III, Chief Executive Officer and

President, Capitala Finance Corp., 4201 Congress Street, Suite 360, Charlotte, NC 28209.

For Further Information Contact: Laura L. Solomon, Senior Counsel, at (202) 551-6915, or

James M. Curtis, Branch Chief, at (202) 551-6712 (Division of Investment Management, Chief

Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

<u>Applicants' Representations</u>:

      1.   The Company, a Maryland corporation, is an externally-managed, non-

diversified, closed-end management investment company that has elected to be regulated as a

BDC under the Act.[1] On September 24, 2013, the Company filed a registration statement on

Form 8-A to register its common stock under section 12 of the Exchange Act and a notice of its

election to be regulated as a BDC within the meaning of section 2(a)(48) of the 1940 Act on

Form N-54A.[2] The Company intends to elect to be treated as a regulated investment company

("RIC") as defined under Subchapter M of the Internal Revenue Code of 1986, as amended, and

intends to continue to make such election in the future. The Company states that it expects to

invest primarily in traditional mezzanine and senior subordinated debt, as well as senior and

second-lien loans, and to a lesser extent, equity securities issued by smaller and lower middle-

market companies. The Company's board of directors ("Board"), consists of five members,

three of whom are not "interested persons" of the Company within the meaning of section

2(a)(19) of the Act ("Independent Directors"). The Company's investment objective is to

generate both current income and capital appreciation through debt and equity investments.

      2.   On September 24, 2013, through a series of transactions, the Company acquired

all of the interests in Fund II SBIC, Fund III SBIC and Florida Sidecar, as well as the General

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[1] Section 2(a)(48) of the Act defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in sections 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities.

[2] The Company completed the initial public offering of its shares of common stock on September 30, 2013. The Company's common stock is traded on the NASDAQ Global Market under the symbol "CPTA."

Partners (the "Subsidiaries").[3] After giving effect to these transactions, (a) the Company owns

100% of the membership interests in Fund II SBIC General Partner, Fund III SBIC General

Partner and CSP-Florida, which are the sole general partners of Fund II SBIC, Fund III SBIC,

and Florida Sidecar, respectively, and (b) the Company directly or indirectly owns 100% of the

limited partnership interests in Fund II SBIC, Fund III SBIC and Florida Sidecar.

3.   Fund II SBIC, a North Carolina limited partnership, and Fund III SBIC, a

Delaware limited partnership, are SBICs licensed by the Small Business Administration ("SBA")

to operate under the Small Business Investment Act of 1958 ("SBA Act"). On September 24,

2013, Fund II SBIC and Fund III SBIC each filed an election to be regulated as a BDC within the

meaning of section 2(a)(48) on Form N-54A under the Act, and each also filed a registration

statement on Form 8-A to register its common stock under section 12 of the Exchange Act.

4.   Fund II SBIC and Fund III SBIC are consolidated with the Company for financial

reporting purposes.[4] Fund II SBIC and Fund III SBIC each have a board of directors ("Fund II

SBIC Board" and "Fund III SBIC Board," respectively) consisting of three persons who are

Independent Directors of Fund II SBIC and Fund III SBIC, respectively, and two persons who

are "interested persons" of each of Fund II SBIC and Fund III SBIC. The members of Fund II

SBIC Board and the Fund III SBIC Board are appointed each year by the equity owners of Fund

II SBIC and Fund III SBIC, respectively. Fund II SBIC General Partner and Fund III SBIC

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[3] Subsidiary means Fund II SBIC, Fund III SBIC, Florida Sidecar and any direct or indirect wholly-owned subsidiary of the Company. References to "Subsidiary" include Subsidiaries currently in existence, as well as any future Subsidiaries. No Subsidiary other than Fund II SBIC and Fund III SBIC will be a BDC, and no Subsidiary will be a registered investment company.

[4] The Company may, in the future, create additional wholly-owned subsidiaries that may also be licensed by the SBA to operate under the SBA Act as SBICs (collectively, with Fund II SBIC and Fund III SBIC, the "SBIC Subsidiaries"). Any existing entities that currently intend to rely on the order have been named as applicants, and any other existing or future entities that may rely on the order in the future will comply with its terms and conditions.

General Partner, have irrevocably delegated the authority to manage the business affairs of Fund

II SBIC and Fund III SBIC to the Fund II SBIC Board and Fund III SBIC Board. The SBA has

approved the members of the Fund II SBIC Board and Fund III SBIC Board pursuant to SBA

regulations.

5.   Florida Sidecar, a Delaware limited partnership, is not registered under the Act

under the exclusion from the definition of investment company contained in section 3(c)(7) of

the Act, and its financial statements are consolidated with the Company's financial statements.

Florida Sidecar's sole business purpose is to hold one or more investments on behalf of the

Company. CSP-Florida is a limited liability company organized under the laws of the state of

North Carolina. CSP-Florida serves as general partner to Florida Sidecar and its only role is to

perform ministerial functions that result from decisions made by Capitala Investment Advisors;

CSP-Florida is not able to prevent Capitala Investment Advisors from acting independently.[5]

6.   Capitala Investment Advisors is a Delaware limited liability company and serves

as the investment adviser to the Company, the SBIC Subsidiaries and Florida Sidecar. Capitala

Investment Advisors is registered as an investment adviser under the Investment Advisers Act of

1940. Pursuant to an investment management agreement with the Company that satisfies the

requirements under sections 15(a) and (c) of the Act, Capitala Investment Advisors manages the

consolidated assets of the Company, including Fund II SBIC, Fund III SBIC and Florida Sidecar.

The investment professionals of Capitala Investment Advisors are responsible for sourcing

potential investments, conducting research and diligence on potential investments and equity

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[5] The Company may in the future form one or more direct or indirect wholly-owned non-SBIC
Subsidiaries each of whose sole business purpose is to hold one or more investments on behalf of the
Company. Any such non-SBIC Subsidiary would be an investment company but for an exclusion in
section 3(c) or in reliance on rule 3a-7 and its financial statements would be consolidated with the
Company's financial statements.

sponsors, analyzing investment opportunities, structuring investments and monitoring the

investments and portfolio companies of the Company and its wholly-owned subsidiaries,

including Fund II SBIC, Fund III SBIC and Florida Sidecar. Applicants anticipate that Capitala

Investment Advisors will also provide management and advisory services to all Subsidiaries.

Applicants' Legal Analysis:

1.   Applicants request an order under sections 6(c), 12(d)(1)(J), 57(c) and 57(i) of the

Act and rule 17d-1 under the Act granting exemptions from sections 12(d)(1)(A), 18(a), 21(b),

57(a)(1), 57(a)(2), 57(a)(3), and 61(a) of the Act and permitting certain joint transactions

otherwise prohibited by section 57(a)(4) of the Act to permit the Company and its Subsidiaries to

operate effectively as one company, specifically to: (a) engage in certain transactions with each

other; (b) invest in securities in which the other is or proposes to be an investor that would

otherwise be permitted if the Company and the Subsidiaries were one company; and (c) be

subject to modified consolidated asset coverage requirements for senior securities issued by a

BDC and its SBIC Subsidiaries. Applicants also request an order under section 12(h) of the

Exchange Act for an exemption for Fund II SBIC and Fund III SBIC from section 13(a) of the

Exchange Act, so as to allow filing of consolidated reports with the Commission.

2.   Section 12 of the Act is made applicable to BDCs by section 60 of the Act.

Section 12(d)(1)(A) makes it unlawful for any registered investment company to purchase or

otherwise acquire the securities of another investment company, except to the extent permitted

by sections 12(d)(1)(A)(i), (ii) and (iii). Rule 60a-1 exempts the acquisition by a BDC of the

securities of an SBIC that is operated as a wholly-owned subsidiary of the BDC from section

12(d)(1)(A) of the Act. Accordingly, since the Company has elected BDC status, and since Fund

II SBIC and Fund III SBIC are operated as wholly-owned subsidiaries of the Company, the transfer of assets from the Company to Fund II SBIC or Fund III SBIC should be exempt from the provisions of section 12(d)(1)(A) by virtue of rule 60a-1. However, the provisions of section 12(d)(1) also apply to the activities of Fund II SBIC and Fund III SBIC since each has elected BDC status under the Act. Any loans or advances by Fund II SBIC or Fund III SBIC to the Company might be deemed to violate section 12(d)(1)(A)(ii) or (iii) if the loans or advances are construed as purchases of the securities of the Company by Fund II SBIC or Fund III SBIC.

3. Applicants request an exemption under section 12(d)(1)(J) from section 12(d)(1)(ii) and (iii) of the Act to permit the acquisition by either of Fund II SBIC or Fund III SBIC of any securities of the Company representing indebtedness. Section 12(d)(1)(J) of the Act provides that the Commission may exempt persons or transactions from any provision of section 12(d)(1) if and to the extent such exception is consistent with the public interest and the protection of investors. Applicants state that the requested relief meets this standard because Fund II SBIC's or Fund III SBIC's wholly owned subsidiary status and consolidated financial reporting with the Company will both eliminate the possibility of overreaching and prevent confusion as to the financial status of the Company to the Company's stockholders, who are the investors that the Act is intended to protect.

4. Section 18(a) prohibits a registered closed-end investment company from issuing any class of senior security or selling any such security of which it is the issuer unless the company complies with the asset coverage requirements set forth in that section. Section 61(a) applies section 18, with certain modifications, to a BDC. Section 18(k), however, provides an exemption from sections 18(a)(1)(A) and (B) (relating to senior securities representing indebtedness) for SBICs.

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5.   Applicants state that a question exists as to whether the Company must comply with the asset coverage requirements of section 18(a) on a consolidated basis because the Company may be an indirect issuer of senior securities issued by either of the SBIC Subsidiaries. To do so would mean that the Company would treat as its own all assets held directly by the Company and the SBIC Subsidiaries and would also treat as its own any liabilities of the SBIC Subsidiaries, including senior securities as to which the SBIC Subsidiaries are exempt from the provisions of sections 18(a)(1)(A) and (B) by virtue of section 18(k). Accordingly, applicants request relief under section 6(c) of the Act from sections 18(a) and 61(a) of the Act to permit the Company to exclude from its consolidated asset coverage ratio any senior security representing indebtedness that is issued by either of the SBIC Subsidiaries.

6.   Section 6(c) of the Act, in relevant part, permits the Commission to exempt any transaction or class of transactions from any provision of the Act if, and to the extent that, such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that, without the requested relief from sections 18(a) and 61(a), the ability of the SBIC Subsidiaries to obtain the kind of financing that would be available to the Company if it were to conduct the SBIC operations itself would be restricted. Applicants state that applying section 18(k) to the Company with respect to any senior security representing indebtedness that is issued by the SBIC Subsidiaries would not harm the public interest by exposing investors to risks of unconstrained leverage, because the SBA regulates the capital structure of the SBIC Subsidiaries. Companies operating under the SBA Act, such as the SBIC Subsidiaries, are subject to the SBA's substantial regulation of permissible leverage in their capital structure. An SBIC with

outstanding SBA financial assistance may not incur any secured third-party debt or refinance any debt with secured third-party debt without prior written approval of the SBA.

7.	Sections 57(a)(1) and (2) of the Act make it unlawful, with certain exceptions, for any person related to a BDC in the manner described in section 57(b), or any affiliated person of that person (a) to sell any security or other property to the BDC or to any company controlled by the BDC, or (b) to purchase from any BDC or from any company controlled by such BDC any security or other property. Section 57(b) includes any person who, directly or indirectly, controls, is controlled by, or is under common control with the BDC or any person who controls, is controlled by, or is under common control with that person. Applicants state that the Company is an affiliated person of Fund II SBIC, Fund III SBIC and Florida Sidecar by reason of its direct or indirect ownership of all of the limited partnership interests in each of Fund II SBIC, Fund III SBIC and Florida Sidecar and its indirect ownership of 100% of the general partnership interests in Fund II SBIC, Fund III SBIC and Florida Sidecar through its 100% ownership of the General Partners. Fund II SBIC, Fund III SBIC and Florida Sidecar each is a person related to each other in a manner described in section 57(b) because each is deemed to be under the control of the Company and thus under common control. Any Subsidiary would also each be a person related to Fund II SBIC and Fund III SBIC in a manner described in section 57(b) as long as it is under the common control of the Company.

8.	Applicants state that there may be circumstances when one or more of the Company and a Subsidiary would purchase all or a portion of the portfolio investments held by one of the others in order to enhance the liquidity of the selling company or for other reasons, subject in each case to the requirements of the SBA and the regulations thereunder, as applicable. In addition, there may be circumstances when it is in the interest of the Company and/or its

Subsidiaries for any non-BDC Subsidiary to invest in securities of an issuer that may be deemed to be a person related to either the Company or Fund II SBIC or Fund III SBIC in a manner described in section 57(b), or for the Company to invest in securities of an issuer that may be deemed to be a person related to a Subsidiary in a manner described in section 57(b).

9.   Accordingly, applicants request relief under sections 57(a)(1) and (2) to permit any transaction in which one or more of the Company, Fund II SBIC, Fund III SBIC or any other Subsidiary would purchase all or a portion of the portfolio investments or other property held by one of the others. Applicants also request relief under sections 57(a)(1) and (2) to permit any transaction in which any non-BDC Subsidiary invests in securities of an issuer that may be deemed to be a person related to either the Company or Fund II SBIC or Fund III SBIC in a manner described in section 57(b), but only to the extent that any such transaction would not be prohibited if such Subsidiary were deemed to be part of the Company and not a separate company. Additionally, applicants request relief to permit the Company to invest in securities of an issuer that may be deemed to be a person related to a Subsidiary in a manner described in section 57(b) and permitting Fund II SBIC or Fund III SBIC to invest in securities of an issuer that may be deemed to be a person related to the Company or the Subsidiaries in a manner described in section 57(b). It is the intent of this request only to permit the Company and the Subsidiaries to do that which they otherwise would be permitted to do within the provisions of the Act if they were one company.

10.   Section 57(c) directs the Commission to exempt a transaction from one or more provisions of sections 57(a)(1), (2) and (3) if the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching of the BDC or its stockholders or partners on the part of any person concerned, the proposed

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transaction is consistent with the policy of the BDC concerned and the proposed transaction is consistent with the general purposes of the Act.

11.   Applicants submit that the requested relief from sections 57(a)(1) and (2) meets this standard. Applicants represent that the proposed operations as one company will enhance the efficient operations of the Company and its wholly-owned Subsidiaries, and allow them to deal with portfolio companies as if the Company and its Subsidiaries were one company. Applicants contend that the terms of the proposed transactions are reasonable and fair and do not involve overreaching of the Company, its stockholders, or the Subsidiaries that are BDCs by any person, and that the requested order would permit the Company and the Subsidiaries to carry out more effectively their purposes and objectives of investing primarily in small business concerns. Applicants also state that since Fund II SBIC and Fund III SBIC and any Subsidiary are wholly-owned subsidiaries of the Company and since no officers or directors of Fund II SBIC and Fund III SBIC, any Subsidiary or of the Company, or any controlling persons or other "upstream affiliates" of the Company will have any prohibited financial interest in the transactions described, there can be no overreaching on the part of any persons and no harm to the public interest in transactions solely between the Company and Fund II SBIC and Fund III SBIC. Finally, applicants note that the proposed transactions are consistent with the policy of the Company and Fund II SBIC and Fund III SBIC as specified in filings with the Commission and reports to stockholders, as well as consistent with the policies and provisions of the Act.

12.   Section 57(a)(3) of the Act makes it unlawful for certain affiliated persons of a BDC, and certain affiliated persons of those persons, set out in section 57(b) to borrow money or other property from such BDC or from any company controlled by the BDC, except as permitted by section 21(b) or section 62. Section 21(b) of the Act (made applicable to BDCs by section

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62) provides that it shall be unlawful for a BDC to lend any money or property, directly or indirectly, to any person that controls or is under common control with the BDC, except to any company that owns all of the outstanding securities of the BDC other than directors' qualifying shares.

13.   The Company is an affiliated person of Fund II SBIC and Fund III SBIC by reason of its direct or indirect ownership of all of the limited partnership interests in Fund II SBIC and Fund III SBIC and its indirect ownership of all of the general partnership interests in Fund II SBIC and Fund III SBIC through its 100% ownership of the Fund II SBIC General Partner and Fund III SBIC General Partner. The Company does not directly own all of the outstanding securities of Fund II SBIC or Fund III SBIC because Fund II SBIC General Partner holds a 1.03% general partnership interest in Fund II SBIC and Fund III SBIC General Partner holds a 0.95% general partnership interest in Fund III SBIC and both SBIC Subsidiaries have issued SBA guaranteed debentures and, in the future, may have other outstanding securities in the form of indebtedness. Fund II SBIC and Fund III SBIC are affiliated persons of the Company because they are deemed to be under the control of the Company. Accordingly, the Company is related to Fund II SBIC and Fund III SBIC in the manner set forth in section 57(b) and Fund II SBIC and Fund III SBIC are related to the Company in the manner set forth in section 57(b).

14.   Applicants state that there may be instances when it would be in the best interests of the Company and its stockholders for the Company to make loans to its Subsidiaries that are BDCs. There may also be instances when it would be in the best interests of the Company and its stockholders for its Subsidiaries that are BDCs to make loans to the Company. Applicants note that, in the case of loans from Fund II SBIC or Fund III SBIC to the Company, the loans

would be prohibited by section 21(b) and section 57(a)(3) because the borrower controls the

lender and the lender may have outstanding securities not owned by the borrower. Accordingly,

applicants request an order under section 6(c) exempting from the provisions of section 21(b) the

lending of money or other property by Fund II SBIC or Fund III SBIC to the Company and by

the Company to Fund II SBIC or Fund III SBIC. Applicants argue that because these

transactions are solely between the Company and Fund II SBIC, Fund III SBIC, or its wholly-

owned subsidiaries, they will have no substantive economic effect and there is be no basis for

overreaching or harm to the public interest. Applicants also request an order under section 57(c)

exempting from the provisions of section 57(a)(3) the borrowing of money or property by the

Company from Fund II SBIC or Fund III SBIC. Applicants submit that the requested relief

meets the standards of section 57(c).

15.   Section 57(a)(4) of the Act makes it unlawful for certain persons related to a BDC

in the manner set forth in section 57(b), acting as principal, to knowingly effect any transaction

in which the BDC or a company controlled by the BDC is a joint or joint and several participant

with that person in contravention of such rules and regulations as the Commission may prescribe

for the purpose of limiting or preventing participation by the BDC or controlled company on a

basis less advantageous than that of the other participant. Section 57(i) of the Act provides that

rules and regulations under section 17(d) of the Act, e.g., rule 17d-1, will apply to transactions

subject to section 57(a) in the absence of rules under that section. The Commission has not

adopted rules under section 57(a)(4) with respect to joint transactions and, accordingly, the

standards set forth in rule 17d-1 govern applicants' request for relief. Rule 17d-1(a) prohibits an

affiliate or, when applying rule 17d-1 to implement section 57(a)(4), a person related to a BDC

in a manner described in section 57(b) acting as principal, from participating in, or effecting any transaction in connection with any joint enterprise or joint arrangement or profit-sharing plan in which any such BDC, or a company controlled by such BDC, is a participant.

16.   Applicants request relief under section 57(i) and rule 17d-1 to permit any joint transaction that would otherwise be prohibited by section 57(a)(4) between the Company and either or both of Fund II SBIC or Fund III SBIC with respect to any transaction involving investments by the Company or Fund II SBIC or Fund III SBIC in portfolio companies in which any is or is proposed to become an investor, but only to the extent that the transaction would not be prohibited if Fund II SBIC and Fund III SBIC (and all of their respective assets and liabilities) were deemed to be part of the Company, and not separate companies.

17.   In determining whether to grant an order under section 57(i) and rule 17d-1, the Commission considers whether the participation of the BDC in the joint transaction is consistent with the provisions, policies, and purposes of the Act, and the extent to which such participation is on a basis different from or less advantageous than that of other participants. Applicants state that the proposed transactions are consistent with the policy and provisions of the Act and will enhance the interests of the Company and the Subsidiaries while retaining the important protections afforded by the Act. In addition, because the joint participants will conduct their operations as though they comprise one company, the participation of one will not be on a basis different from or less advantageous than the others. Accordingly, applicants submit that the standard for relief under section 57(i) and rule 17d-1 is satisfied.

18.   Section 54 of the Act provides that a closed-end company may elect BDC treatment under the Act if the company has either a class of equity securities registered under section 12 of the Exchange Act or has filed a registration statement pursuant to section 12 of the Exchange Act for a class of its equity securities. Section 12(g) of the Exchange Act requires

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issuers with specified assets and a specified number of security holders to register under the Exchange Act. As a BDC, the Company has registered its common stock under section 12(b) of the Exchange Act. In order to elect BDC treatment under the Act, Fund II SBIC and Fund III SBIC voluntarily registered their securities under the Exchange Act.

19.   By filing a registration statement under section 12 of the Exchange Act, absent an exemption, Fund II SBIC and Fund III SBIC would be required to make periodic filings with the Commission, even though Fund II SBIC and Fund III SBIC have only one equity holder. Section 13 of the Exchange Act is the primary section requiring such filings. Accordingly, applicants request an order under section 12(h) of the Exchange Act exempting Fund II SBIC and Fund III SBIC from the reporting requirements of section 13(a) of the Exchange Act.

20.   Section 12(h) of the Exchange Act provides that the Commission may exempt an issuer from section 13 of the Exchange Act if the Commission finds that by reason of the number of public investors, amount of trading interest in the securities, the nature and extent of the activities of the issuer, income or assets of the issuer, or otherwise, that such action is not inconsistent with the public interest or the protection of investors. Fund II SBIC and Fund III SBIC each have only one investor, which is itself a reporting company, and no public investors. There will be no trading in Fund II SBIC or Fund III SBIC securities, so no public interest or investor protective purpose will be served by separate Fund II SBIC and Fund III SBIC reporting. Further, applicants state that the nature and extent of each of Fund II SBIC's and Fund III SBIC's activities are such that its activities will be fully reported through consolidated reporting in accordance with normal accounting rules. Accordingly, applicants believe that the requested exemption meets the standards of section 12(h) of the Exchange Act.

Applicants' Conditions

Applicants agree that the requested order will be subject to the following

conditions:

1.   The Company will at all times own and hold, beneficially and of record, all of the

outstanding limited partnership interests in any Subsidiary and all of the outstanding membership

interests in the General Partners, or otherwise own and hold beneficially all of the outstanding

voting securities and equity interests of such Subsidiary.

2.   The Subsidiaries will have investment policies not inconsistent with those of the

Company, as set forth in the Company's registration statement.

3.   No person shall serve as a member of any of the Subsidiaries' board of directors,

including as a manager under a different form of legal organization that might perform the

function of a director, unless such person shall also be a member of the Company's Board. The

board of directors or the managers, as applicable, of any Subsidiary will be appointed by the

equity owners of that Subsidiary.

4.   The Company shall not issue or sell any senior security and the Company shall

not cause or permit any SBIC Subsidiaries to issue or sell any senior security of which the

Company or such SBIC Subsidiary is the issuer except to the extent permitted by section 18 (as

modified for BDCs by section 61) of the Act; provided that, immediately after the issuance or

sale by either of the Company or any SBIC Subsidiary of any such senior security, the Company,

individually and on a consolidated basis, shall have the asset coverage required by section 18(a)

of the Act (as modified by section 61(a)). In determining whether the Company has the asset

coverage on a consolidated basis required by section 18(a) of the Act, (as modified by section

61(a)), any senior securities representing indebtedness of an SBIC Subsidiary if that SBIC

Subsidiary has issued indebtedness that is held or guaranteed by the SBA shall not be considered

senior securities and, for purposes of the definition of "asset coverage" in section 18(h), shall be

treated as indebtedness not represented by senior securities.

5.   The Company will acquire securities of any SBIC Subsidiary representing

indebtedness only if, in each case, the prior approval of the SBA has been obtained. In addition,

the Company and the SBIC Subsidiaries will purchase and sell portfolio securities between

themselves only if, in each case, the prior approval of the SBA has been obtained.

6.   No person shall serve or act as investment adviser to the Subsidiaries unless the

Board and the stockholders of the Company shall have taken such action with respect thereto that

is required to be taken pursuant to the Act by the functional equivalent of the Subsidiary's Board

and the equity holders of the Subsidiary, including as if such Subsidiary were a BDC.

For the Commission, by the Division of Investment Management, pursuant to delegated

authority.

Kevin M. O'Neill
Deputy Secretary